5-1-02


02033983

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 6-K

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2002

RADA ELECTRONIC INDUSTRIES LIMITED
(Name of Registrant)

7 Giborei Israel Street, Netanya 42504, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11716.

RADA ELECTRONIC INDUSTRIES LTD.

6-K Items

1. Rada Electronic Industries Ltd. Press Release dated May 1, 2002 re 2001 Year-End Results.

Item 1

RADA ELECTRONIC INDUSTRIES LTD.

Business News

FOR IMMEDIATE RELEASE

RADA Electronic Industries Ltd. Year-End Results for December 31, 2001.

Netanya, Israel, May 1, 2002 – RADA Electronic Industries Ltd. (NASDAQ: RADIF) today reported its financial results for the year ended December 31, 2001. The company reported a 118% increase in revenues for the year ended December 31, 2001 to $8.3 million, up from $3.8 million for the year ended December 31, 2000. The Company's net loss for the year ended December 31, 2001 declined to $3.4 million (or $0.24 per share) from $6.1 million (or $0.46 per share) for the year ended December 31, 2000.

The Company reported a gross profit of $0.9 million (or 11%) compared to gross losses in each of the previous four years. The gross profit was mainly the result of increased revenues, improved margins from new projects and a reduction in fixed overhead costs included in its cost of revenues.

RADA's President, Gen. (Res.) Herzle Bodinger, former Commander of the Israeli Air Force, stated, "2001 was a turning point, marking the beginning of positive growth for RADA." Gen. Bodinger noted that " Our forecast indicates continued growth in 2002 and we expect that our operating results will improve significantly over 2001."

Commenting on the annual results, RADA's C.E.O., Adar Azancot, said, "We are very encouraged with the continued improvement in our results, which reflects our expected progress within the turnaround plan that was established three years ago. We strongly believe that we will continue to record substantial growth in 2002 and 2003."

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the commercial and military aerospace industries. The company specializes in Avionics, Data Acquisition Systems, Ground Debriefing Stations and Automatic Test Equipment. RADA employs 100 people, many of them are engineers. Most of the employees work in the company's production plant in Beit She'an, Israel.

Note: Certain statements in this press release are "forward-looking statements" within the meanin of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties a other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Reports on Form 20-F and other filings with the Securities and Exchange Commission.

Contact: **Adar Azancot - C.E.O**
RADA Electronic Industries Ltd.
Tel: 011-972-9-8921109

RADA ELECTRONIC INDUSTRIES LIMITED
CONSOLIDATED BALANCE SHEETS
In thousands of U.S. dollars, except per share data

	December 31, 2001	December 31, 2000
Current assets		
Cash and cash equivalents	$ 74	$ 20
Trade receivables (net of allowance for doubtful accounts of $189 and $141 in 2001 and 2000, respectively)	817	894
Other receivables and prepaid expenses	67	687
Costs and estimated earnings in excess of billings on uncompleted contracts	109	192
Inventories	2,022	1,641
Total current assets	3,089	3,434
Long-term assets		
Inventories in excess of amounts expected to be sold currently	-	347
Long-term receivables	1,163	911
	1,163	1,258
Property and equipment		
Cost	18,631	19,783
Less - accumulated depreciation	12,010	11,768
Total property and equipment	6,621	8,015
Other assets, net	4,108	4,662
Total assets	$ 14,981	$ 17,369

RADA ELECTRONIC INDUSTRIES LIMITED
CONSOLIDATED BALANCE SHEETS
In thousands of U.S. dollars, except per share data

	December 31, 2001	2000
Current liabilities		
Short-term bank credits	$ 5,912	$ 5,581
Current maturities of long-term debt	8	43
Trade payables	797	1,020
Other liabilities and accrued expenses	2,825	2,924
Unearned income	2,363	2,408
Billings in excess of costs and estimated earnings on uncompleted contracts	224	126
Total current liabilities	12,129	12,102
Long-term liabilities		
Long-term debt, net of current maturities	-	8
Accrued severance pay, net	433	433
	433	441
Contingencies, commitments and liens		
Loan due to a related party	1,061	-
Minority interests	658	757
Shareholders' equity		
Share capital		
Ordinary shares of NIS 0.005 par value: Authorized - 26,000,000 shares; issued and outstanding 13,816,839 shares in 2001 and 2000	103	103
Additional paid-in capital	56,646	56,646
Accumulated deficit	(56,049)	(52,680)
Total shareholders' equity	700	4,069
Total liabilities and shareholders' equity	$14,981	$17,369

RADA ELECTRONIC INDUSTRIES LIMITED
CONSOLIDATED STATEMENTS OF OERATIONS
In thousands of U.S. dollars, except per share data

	For the year ended December 31,		
	2001	2000	1999
Revenues	$ 8,342	$ 3,816	$ 10,373
Cost of revenues	7,416	5,307	12,707
Gross profit (loss)	926	(1,491)	(2,334)
Operating expenses			
Research and development expenses	534	730	428
Marketing and selling expenses	1,512	1,292	1,540
General and administrative expenses	2,105	2,320	2,776
Total operating expenses	4,151	4,342	4,744
Operating loss from continuing operations	(3,225)	(5,833)	(7,078)
Financing expenses, net	(210)	(861)	(1,141)
Other income (expenses), net	(30)	563	505
	(3,465)	(6,131)	(7,714)
Equity in loss of affiliated company	-	-	(101)
Minority interest	96	32	292
Loss from continuing operations	(3,369)	(6,099)	(7,523)
Gain from disposal of discontinued segment	-	-	306
Net loss	$ (3,369)	$ (6,099)	$ (7,217)
Basic and diluted loss per share:			
From continuing operations	$ (0.24)	$ (0.46)	$ (0.77)
From discontinued segment	-	-	$ 0.03
Net loss	$ (0.24)	$ (0.46)	$ (0.74)
Weighted average number of ordinary shares outstanding (in thousands)	13,817	13,305	9,722

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rada Electronic Industries Ltd.
(Registrant)



By:____________________________
Herzle Bodinger, Chairman

Date: May 1, 2002